Exhibit 99.1

Veris Gold Corp. Readies for Production from New Saval 4 Underground Mine at Jerritt Canyon, Nevada

Toronto Stock Exchange: VG

VANCOUVER, June 24, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide an update on the progress of development at the Saval 4 Underground Mine which is part of the Jerritt Canyon Operations located in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Inc. ("Veris USA"), a wholly-owned subsidiary of the Company.

Saval 4 will be the fourth underground mine to come into production at Jerritt Canyon since 2010. Development at the Saval 4 mine commenced in the third quarter of 2013 and the portal was completed on May 28, 2014.

Pre-production from the main development drifts is scheduled to start in three weeks. To date the Company has already encountered 270 tons of ore grading 0.11 opt in this early development period. The scheduled mining rate is between 250 and 350 tons per day grading approximately 0.16 opt with estimated annualized production between 9,800 oz and 13,720 oz. Commercial production, based on achieving these run rate targets, is expected to commence in early August.

Graham Dickson, COO, states, "This fourth mine will add significant ounces to our current production pipeline. I would like to thank Chad Eklund, Mine Manager, his mining crew, and the Veris staff for their hard work and dedication to bring this mine into production."

Historic gold production from previous underground mining operations in other areas at Saval between 2004 and 2006 had an average grade of 0.495 oz/st from 3,500 tons, producing an estimated 1,730 contained ounces. The Saval underground gold Reserves are 18,000 tons grading 0.239 ounce per ton (opt) in the Proven category and 150,000 tons grading 0.203 opt in the Probable category. Measured and Indicated resources for Saval 4 are currently 17,000 tons grading 0.276 opt and 160,000 tons grading 0.247 opt respectively.

The Saval underground Reserves and Resources mentioned in this news release were calculated as of December 31, 2012 and the NI 43-101 Technical Report can be found on SEDAR, www.sedar.com and on our website here: http://www.verisgold.com/s/TechnicalReports.asp

This news release was reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., the Qualified Person under NI 43-101 for purposes of this release.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."
François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 06:30e 24-JUN-14